

Mail Stop 3561

December 5, 2008

Mr. Matthew J. Marcus
President and Chief Executive Officer
Pioneer Consulting Group, Inc.
2840 Hwy 954 ALT S #7
Silver Springs, Nevada 89429

      Re: Pioneer Consulting Group, Inc.
               Item 4.01 8-K Filed November 13, 2008
               File No. 333-147634

Dear Mr. Marcus:

      We have completed our review of your Form 8-K and have no further comments at this time.

               Sincerely,

               Ta Tanisha Meadows
               Staff Accountant